UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 1, 2016

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated March 1, 2016 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months and year ended December 31, 2015. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months and year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 1, 2016	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2015

LONDON, ENGLAND — March 1, 2016 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months and year ended December 31, 2015.

Fourth Quarter and Year Highlights

•	Reported revenue of $44.0 million for the fourth quarter 2015. Revenue for the year ended December 31, 2015 was $164.9 million

•	Reported net income(1) of $6.2 million for the fourth quarter 2015. For the year ended December 31, 2015, net loss was $31.9 million after $44.7 million non-cash impairment charge booked in third quarter in respect of two vessels, both of which were sold in the fourth quarter

•	Generated $30.3 million of adjusted EBITDA(2) for the fourth quarter 2015. Adjusted EBITDA for the year ended December 31, 2015 was $108.8 million

•	Normalized net income (1)(2) was the same as reported net income for the fourth quarter 2015. Normalized net income, excluding the non-cash impairment charge, was $12.8 million for the year ended December 31, 2015

•	Reduced net debt to Adjusted EBITDA from 4.6 times at end 2014 to 4.0 times at end 2015

•	Completed the sale of Ville d’Aquarius on November 5, 2015, following her re-delivery from charter on October 29, 2015 for approximate net proceeds of $4.6 million

•	Completed the sale of Ville d’Orion on December 8, 2015, following her re-delivery from charter on December 3, 2015 for approximate net proceeds of $4.7 million

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In 2015, Global Ship Lease successfully advanced our growth strategy across a number of fronts. We expanded our fleet and long-term cashflows through accretive acquisitions, diversified our charter portfolio with top-tier charterers, eliminated all exposure to the spot market, and meaningfully increased our adjusted EBITDA to $108.8 million, as well as reducing our balance sheet leverage.”

Mr. Webber continued, “While we remain optimistic about the long-term prospects of our business and continue to be supported by our strategic emphasis on multi-year contracts with high-quality counterparties, we are nevertheless acutely aware of the current profound downturn across the container shipping industry. With this in mind, our Board has made the difficult decision to eliminate the dividend and focus our capital allocation on proactively reducing our leverage while also continuing to pursue attractive acquisitions that will expand long-term contracted cashflows. We believe that this course of action will best position us to not only operate through this industry downturn, but also to create the greatest long-term shareholder value by taking full advantage of the opportunities available to a ship owner with a strong balance sheet and growth capital in the current distressed environment.”

SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)

	Three months ended December 31, 2015	Three months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	44,029	36,852	164,919	138,615
Operating Income	19,413	11,608	19,253	42,274
Net Income (Loss) (1)	6,246	(929)	(31,937)	4,996
Adjusted EBITDA (2)	30,348	22,559	108,812	83,333
Normalised Net Income (Loss) (1)(2)	6,246	(929)	12,763	(2,538)

(1)	Net income (loss) and Normalized net income (loss) available to common shareholders
(2)	Adjusted EBITDA and Normalized net income (loss) are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The fleet generated revenue from fixed rate, long-term time, charters of $44.0 million in the three months ended December 31, 2015, up $7.2 million on revenue of $36.9 million for the comparative period in 2014, due mainly to the contribution of OOCL Tianjin, purchased October 28, 2014, OOCL Qingdao, purchased March 11, 2015 and the OOCL Ningbo, purchased September 17, 2015, together with increased rates on charter renewal for Ville d’Aquarius and Ville d’Orion for the period in fourth quarter 2015 prior to their sale and reduced offhire from regulatory drydockings and idle time. There were 1,761 ownership days in the quarter, up 8.1% from 1,629 in the comparable period in 2014. In the fourth quarter 2015, there was one day of unplanned offhire and 13 days idle time between the expiry of the charters in Ville d’Aquarius and Ville d’Orion and their sales, giving an overall utilization of 99.2%. There were 1,629 ownership days in the fourth quarter 2014 and a total of 20 days off-hire, of which one was unplanned and 19 were for planned drydockings, giving an overall utilization of 98.8%.

For the year ended December 31, 2015, revenue was $164.9 million, up $26.3 million or 19.0% on revenue of $138.6 million in the prior year, mainly due to the contribution of the three additional vessels and reduced offhire from fewer scheduled drydockings and lower idle time on the two 4,113 TEU vessels which in the prior year were idle for 64 days pending re-deployment on new charters.

The table below shows fleet utilization for the three months and years ended December 31, 2015 and 2014 and for the years ended December 31, 2013, 2012 and 2011.

	Three months ended		Year ended
Days	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Ownership days	1,761	1,629	6,893	6,270	6,205	6,222	6,205
Planned offhire - scheduled drydock	0	(19)	(9)	(48)	(21)	(82)	(95)
Unplanned offhire	(1)	(1)	(7)	(12)	(7)	(16)	(11)
Idle time	(13)	0	(13)	(64)	0	0	0

Operating days	1,747	1,609	6,864	6,146	6,177	6,124	6,099

Utilization	99.2%	98.8%	99.6%	98.0%	99.5%	98.4%	98.3%

There was one regulatory drydocking in 2015, in the first quarter. Three vessels were drydocked in the year ended December 31, 2014. Six regulatory drydockings are planned for 2016.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $12.2 million for the three months ended December 31, 2015 compared to $12.6 million in the comparative period. The average cost per ownership day in the quarter was $6,956 compared to $7,736 for the comparative period, down $780 per day or 10.1%. The reduction is primarily attributable to reduced crew costs and insurance costs on renewal and a lower charge for insurance deductibles.

For the year ended December 31, 2015, vessel operating expenses were $50.1 million or an average of $7,269 per day, compared to $48.8 million in the comparative period or $7,778 per day. The $509 reduction, or 6.6%, in vessel operating expenses per day is due mainly to lower crew costs, lower insurance costs on renewal and the prior year including $0.7 million (or $104 per day) for bunker fuel consumed during repositioning vessels for the commencement of new charters.

Depreciation

Depreciation for the three months ended December 31, 2015 was $10.9 million, compared to $11.0 million in the fourth quarter 2014 which included $0.4 million associated with the modification of the CMA CGM Thalassa bulbous bow.

Depreciation for the year ended December 31, 2015 was $44.9 million, compared to $41.1 million in the prior year; the increase being due to additional vessels.

Impairment

On September 30, 2015, the Company received notice of re-delivery for Ville d’Aquarius, the Company’s oldest vessel, built in 1996; the vessel was re-delivered on October 29, 2015. Given the Company’s assessment of the vessel’s re-chartering prospects and an imminent class mandated tail shaft survey, a sale of the vessel was completed on November 5, 2015 for net proceeds of approximately $4.6 million. The vessel was written down as at September 30, 2015 by $22.2 million to its estimated net realizable value, including estimated selling costs.

On November 2, 2015, the Company received notice of re-delivery for Ville d’Orion, the Company’s second oldest vessel, built in 1997; the vessel was re-delivered on December 3, 2015 and similar to her sister vessel, Ville d’Aquarius, a sale of the vessel was completed on December 8, 2015 for net proceeds of approximately $4.7 million. An impairment charge of $22.5 million was booked in third quarter 2015 for this vessel.

General and Administrative Costs

General and administrative costs were $1.6 million in the three months ended December 31, 2015, compared to $1.9 million in the fourth quarter of 2014; the reduction is due mainly to lower professional fees.

For the year ended December 31, 2015, general and administrative costs were $6.5 million, compared to $7.0 million for 2014.

Other Operating Income

Other operating income in the three months ended December 31, 2015 was $0.2 million, the same as in the fourth quarter 2014.

For the year ended December 31, 2015, other operating income was $0.5 million, the same as for the prior year.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $30.3 million for the three months ended December 31, 2015, up from $22.6 million for the three months ended December 30, 2014.

Adjusted EBITDA for the year ended December 30, 2015 was $108.8 million, compared to $83.3 million for the prior year, an increase of 30.6%, due mainly to vessel acquisitions.

Interest Expense

Until March 19, 2014, the Company’s borrowings comprised amounts outstanding under its credit facility, which carried interest at US $ LIBOR plus a margin, most recently 3.75%, and $45 million preferred shares, which carried interest at US $ LIBOR plus a margin of 2.00%. The Company hedged its interest rate exposure by entering into derivatives that swapped floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows.

On March 19, 2014, the outstanding borrowings under the credit facility totaling $366.4 million were repaid out of the proceeds of $420.0 million aggregate principal amount of 10.0% First Priority Secured Notes due 2019 (the “Notes”). In addition, the $277.0 million nominal amount of interest rate derivatives outstanding were terminated on March 19, 2014 for a final payment of $19.3 million.

During the quarter ended March 31, 2015, $40.0 million was drawn under a Revolving Credit Facility, agreed in connection with the issuance of the Notes, to assist with the purchase of OOCL Qingdao on March 11, 2015. This facility matures on October 1, 2018. The interest rate under the facility is US $ LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

On July 29, 2015, the Company entered into a $35.0 million Secured Term Loan with DVB Bank SE. The entire $35.0 million was drawn on September 10, 2015 and secured by OOCL Tianjin. This facility matures five years after drawdown, with early repayment, inter alia, if the Notes are not refinanced by November 30, 2018 or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the facility is US $ LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly. The loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. The loan agreement requires an additional $1.4 million to be repaid by eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the current charter to OOCL.

Interest expense for the three months ended December 31, 2015, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes, interest on the $40.0 million Revolving Credit Facility and interest on the $35.0 million Secured Term Loan was $12.4 million.

Interest expense for the three months ended December 31, 2014, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes and the commitment fee on the Company’s undrawn $40.0 million Revolving Credit Facility, was $11.8 million.

For the year ended December 31, 2015, interest expense, including the amortization of deferred financing costs and of the original issue discount on the Notes, the commitment fee and/or interest on the $40.0 million Revolving Credit Facility and interest on the $35 million Secured Term Loan was $48.2 million.

For the year ended December 31, 2014, interest expense, including the amortization of deferred financing costs and from March 19, 2014 of the original issue discount on the Notes, on borrowings under the credit facility up to March 19, 2014, on the Notes from that date, on the $45.0 million Series A Preferred Shares until their redemption on August 22, 2014 and including the commitment fee on the undrawn $40.0 million Revolving Credit Facility was $43.9 million. Amortization of deferred financing costs includes accelerated write off of $3.0 million in the first quarter being the balance of such costs associated with the credit facility.

Interest income for the three and year ended December 31, 2015 and 2014 was not material.

Change in Fair Value of Financial Instruments

In prior years, the Company hedged its interest rate exposure under its credit facility by entering into derivatives that swap floating rate debt for fixed rate debt. These hedges did not qualify for hedge accounting under US GAAP and the outstanding hedges were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments were terminated on March 19, 2014 and consequently had no effect in the three months or year ended December 31, 2015 or in the three months ended December 31, 2014. They gave a realized loss of $2.8 million in the year ended December 31, 2014 for settlements in the period, as US $ LIBOR rates were lower than the average fixed rates. Further, there was a $1.9 million unrealized gain for revaluation of the balance sheet.

Gain on redemption of Series A Preferred Shares

On August 22, 2014, the Company repurchased all of its outstanding Series A Preferred Shares for cash of $36.4 million, a discount to their liquidation value of $45.0 million, giving rise to a non-cash gain of $8.6 million in the quarter ended September 30, 2014.

The purchase was funded with the net proceeds from the Company’s offering of $35.0 million Series B Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”), which closed on August 20, 2014, and cash on hand.

Taxation

Taxation for the three months ended December 31, 2015 was $1,000 credit, compared to a charge of $17,000 in the fourth quarter of 2014.

Taxation for the year ended December 31, 2015 was a charge of $38,000, compared to $75,000 for the prior year 2014.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended December 31, 2015 was $0.8 million; the same as in the comparative period.

The cost in the year ended December 31, 2015 was $3.1 million compared to $1.1 million in the prior year as the Series B Preferred Shares were issued on August 20, 2014.

Net Income/Loss Available to Common Shareholders

Net income for the three months ended December 31, 2015 was $6.2 million. For the three months ended December 31, 2014, net loss was $0.9 million.

Normalized net income for the three months ended December 31, 2015 and loss in the comparative period was the same as reported net income or loss.

Net loss was $31.9 million for the year ended December 31, 2015 after the $44.7 million non-cash impairment charge. Net income was $5.0 million for the year ended December 31, 2014 after a $1.9 million non-cash mark-to-market gain on interest rate derivatives, a non-cash $3.0 million accelerated write off of deferred financing costs and the $8.6 million gain on redemption of the Series A Preferred Shares.

Normalized net income for the year ended December 31, 2015 was $12.8 million, before the impairment charge and was a loss of $2.5 million for the prior year, before the effect of the non-cash mark-to-market gain on interest rate derivatives, non-cash accelerated write off of deferred financing costs and the gain on redemption of the Series A Preferred Shares in 2014.

Dividend

Given the severity of the current downturn in the container shipping industry, the Company’s Board of Directors has decided to suspend the payment of a quarterly dividend to common shareholders, instead allocating capital to debt reduction and accretive vessel acquisition. The Company believes that this course of action will create the greatest long-term value for shareholders and position the Company to most effectively pursue acquisition opportunities in the current distressed market.

Fleet

The following table provides information about the on-the-water fleet of 18 vessels as at December 31, 2015. 15 vessels are chartered to CMA CGM and three to OOCL.

				Remaining	Earliest	Daily
				Charter	Charter	Charter
Vessel	Capacity	Year	Purchase	Term (2)	Expiry	Rate
Name	in TEUs (1)	Built	by GSL	(years)	Date	$
CMA CGM Matisse	2,262	1999	Dec 2007	4.0	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	4.0	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	2.0	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	2.0	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	2.0	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	2.0	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	Dec 2007	4.0	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	Dec 2007	4.0	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	5.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	5.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	10.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	7.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	7.0	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	7.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	5.7	May 28, 2021	34,000
OOCL Tianjin	8,063	2005	Oct 2014	2.0	Oct 28, 2017	34,500
OOCL Qingdao	8,063	2004	Mar 2015	2.3	Mar 11, 2018	34,500
OOCL Ningbo	8,063	2004	Sep 2015	2.8	Sep 17, 2018	34,500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between December 17, 2018 and December 17, 2018, all at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended December 31, 2015 today, Tuesday March 1, 2016 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 54011181

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Tuesday, March 15, 2016 at (855) 859-2056 or (404) 537-3406. Enter the code 54011181 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2014 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

At December 31, 2015, Global Ship Lease owned 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity of 11.0 years. All vessels are currently fixed on time charters, 15 with CMA CGM. The average remaining term of the charters is 4.6 years or 4.8 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, earnings allocated to preferred shares, non-cash gains on redemption of preferred shares, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months	months	Year	Year
	ended	ended	ended	ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2015	2014	2015	2014
Net income (loss) available to common shareholders	6,246	(929)	(31,937)	4,996

Adjust: Depreciation	10,935	10,951	44,859	41,059
Impairment	—	—	44,700	—
Interest income	(16)	(9)	(62)	(64)
Interest expense	12,419	11,764	48,152	43,872
Gain on redemption of preferred shares	—	—	—	(8,576)
Realized loss on interest rate derivatives	—	—	—	2,801
Unrealized (gain) on interest rate derivatives	—	—	—	(1,944)
Earnings allocated to preferred shares	765	765	3,062	1,114
Income tax	(1)	17	38	75

Adjusted EBITDA	30,348	22,559	108,812	83,333

C. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs, impairment charges and gain of redemption of preferred shares. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non-cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months	months	Year	Year
	ended	ended	ended	ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2015	2014	2015	2014
Net income (loss) available to common shareholders	6,246	(929)	(31,937)	4,996

Adjust: Unrealized gain on derivatives	—	—	—	(1,944)
Accelerated amortization of deferred financing costs	—	—	—	2,986
Impairment charge	—	—	44,700	—
Gain on redemption of preferred shares	—	—	—	(8,576)

Normalized net income (loss)	6,246	(929)	12,763	(2,538)

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,				Year ended December 31,
	2015		2014		2015		2014
Operating Revenues
Time charter revenue		$44,029		$36,852		$164,919		$138,615

Operating Expenses
Vessel operating expenses		12,251		12,602		50,104		48,770
Depreciation		10,935		10,951		44,859		41,059
Impairment of vessels		—		—		44,700		—
General and administrative		1,594		1,891		6,478		7,022
Other operating income		(164)		(200)		(475)		(510)

Total operating expenses		24,616		25,244		145,666		96,341

Operating Income		19,413		11,608		19,253		42,274

Non Operating Income (Expense)
Interest income		16		9		62		64
Interest expense		(12,419)		(11,764)		(48,152)		(43,872)
Gain on redemption of Series A Preferred Shares		—		—		—		8,576
Realized loss on interest rate derivatives		—		—		—		(2,801)
Unrealized gain on interest rate derivatives		—		—		—		1,944

Income (Loss) before Income Taxes		7,010		(147)		(28,837)		6,185
Income taxes		1		(17)		(38)		(75)

Net Income (Loss)		$7,011		$(164)		$(28,875)		$6,110
Earnings allocated to Series B Preferred Shares		(765)		(765)		(3,062)		(1,114)

Net Income (Loss) available to Common Shareholders		$6,246		$(929)		$(31,937)		$4,996

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)		47,841,484		47,766,484		47,785,388		47,710,313
Diluted		47,841,484		47,766,484		47,785,388		47,823,736

Net income (loss) per Class A common share
Basic (including RSUs without service conditions)		$0.13		$(0.02)		$(0.67)		$0.10
Diluted		$0.13		$(0.02)		$(0.67)		$0.10

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956

Net income (loss) per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2015	December 31, 2014
Assets

Cash and cash equivalents	$53,591	$33,295
Accounts receivable	1,621	1,244
Prepaid expenses	1,101	609
Other receivables	708	996
Inventory	610	553

Total current assets	57,631	36,697

Vessels in operation	846,939	836,537
Other fixed assets	5	6
Intangible assets	39	67
Other long term assets	306	417

Total non-current assets	847,289	837,027

Total Assets	$904,920	$873,724

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$35,160	$—
Intangible liability – charter agreements	2,104	2,119
Deferred revenue	796	462
Accounts payable	622	2,123
Accrued expenses	14,950	15,278

Total current liabilities	53,632	19,982

Long term debt	442,913	401,879
Intangible liability – charter agreements	11,589	13,693
Deferred tax liability	20	34

Total long-term liabilities	454,522	415,606

Total Liabilities	$508,154	$435,588

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2014 – 47,541,484)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2014 – 7,405,956)	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2014 – 14,000)	—	—
Additional paid in capital	386,425	386,350
Retained earnings	9,792	51,237

Total Stockholders’ Equity	396,766	438,136

Total Liabilities and Stockholders’ Equity	$904,920	$873,724

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Cash Flows from Operating Activities
Net income (loss)	$7,011	$(164)	$(28,875)	$6,110

Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	10,935	10,951	44,859	41,059
Vessel impairment	—	—	44,700	—
Gain on sale of vessels	(93)	—	(93)	—
Amortization of deferred financing costs	943	785	3,374	5,732
Amortization of original issue discount	346	346	1,178	1,082
Change in fair value of derivative instruments	—	—	—	(1,944)
Amortization of intangible liability	(530)	(530)	(2,119)	(2,119)
Settlement of derivative instruments which do not qualify for hedge accounting	—	—	—	2,801
Share based compensation	—	25	75	177
Gain on redemption of Series A Preferred Shares	—	—	—	(8,576)
(Increase) decrease in accounts receivable and other assets	(506)	5,123	(607)	9,458
Decrease (increase) in inventory	36	(225)	(160)	(553)
Increase (decrease) in accounts payable and other liabilities	9,682	10,032	(315)	7,225
Increase in unearned revenue	204	462	334	462
Unrealized foreign exchange (gain)	(6)	(11)	(14)	(11)

Net Cash Provided by Operating Activities	28,022	26,794	62,337	60,903

Cash Flows from Investing Activities
Cash paid for vessel acquisition	(168)	(55,162)	(108,187)	(55,162)
Net proceeds from sale of vessels	9,513	—	9,513	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	—	—	—	(22,146)
Cash paid for other assets	—	—	(3)	(7)
Cash paid for drydockings	—	(1,924)	(2,548)	(2,765)

Net Cash Provided by (Used in) Investing Activities	9,345	(57,086)	(101,225)	(80,080)

Cash Flows from Financing Activities
Repayment of previous credit facility	—	—	—	(366,366)
Proceeds from issuance of secured notes	—	—	—	413,700
Repurchase of secured notes	—	—	(350)	—
Proceeds from drawdown of credit facilities	—	—	75,000	—
Repayment of credit facilities	(1,925)	—	(1,925)	—
Deferred financing costs incurred	(162)	—	(971)	(15,779)
Net proceeds from issuance of Series B Preferred Shares	—	—	—	33,892
Variation in restricted cash	—	—	—	3
Redemption of Series A Preferred Shares	—	—	—	(36,400)
Class A Common Shares – dividends paid	(4,754)	—	(9,508)	—
Series B Preferred Shares – dividends paid	(765)	(765)	(3,062)	(1,114)

Net Cash (Used in) Provided by Financing Activities	(7,606)	(765)	59,184	27,936

Net Increase (Decrease) in Cash and Cash Equivalents	29,761	(31,057)	20,296	8,759
Cash and Cash Equivalents at Start of Period	23,830	64,352	33,295	24,536

Cash and Cash Equivalents at End of Period	$53,591	$33,295	$53,591	$33,295

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2015

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		December 31, 2015	December 31, 2014
	Note
Assets

Cash and cash equivalents		$53,591	$33,295
Accounts receivable		1,621	1,244
Prepaid expenses		1,101	609
Other receivables		708	996
Inventory		610	553

Total current assets		57,631	36,697

Vessels in operation	4	846,939	836,537
Other fixed assets		5	6
Intangible assets		39	67
Other long term assets	5	306	417

Total non-current assets		847,289	837,027

Total Assets		$904,920	$873,724

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	5	$35,160	$—
Intangible liability – charter agreements		2,104	2,119
Deferred revenue		796	462
Accounts payable		622	2,123
Accrued expenses		14,950	15,278

Total current liabilities		53,632	19,982

Long term debt	5	442,913	401,879
Intangible liability – charter agreements		11,589	13,693
Deferred tax liability		20	34

Total long-term liabilities		454,522	415,606

Total Liabilities		$508,154	$435,588

Commitments and contingencies	7	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2014 – 47,541,484)	8	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2014 – 7,405,956)	8	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2014 – 14,000)	8	—	—
Additional paid in capital		386,425	386,350
Retained earnings		9,792	51,237

Total Stockholders’ Equity		396,766	438,136

Total Liabilities and Stockholders’ Equity		$904,920	$873,724

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,				Year ended December 31,
		2015		2014		2015		2014
	Note
Operating Revenues
Time charter revenue	6		$44,029		$36,852		$164,919		$138,615

Operating Expenses
Vessel operating expenses			12,251		12,602		50,104		48,770
Depreciation	4		10,935		10,951		44,859		41,059
Impairment of vessels	4		—		—		44,700		—
General and administrative			1,594		1,891		6,478		7,022
Other operating income			(164)		(200)		(475)		(510)

Total operating expenses			24,616		25,244		145,666		96,341

Operating Income			19,413		11,608		19,253		42,274

Non Operating Income (Expense)
Interest income			16		9		62		64
Interest expense			(12,419)		(11,764)		(48,152)		(43,872)
Gain on redemption of Series A Preferred Shares	8		—		—		—		8,576
Realized loss on interest rate derivatives	9		—		—		—		(2,801)
Unrealized gain on interest rate derivatives	9		—		—		—		1,944

Income (Loss) before Income Taxes			7,010		(147)		(28,837)		6,185

Income taxes			1		(17)		(38)		(75)

Net Income (Loss)			$7,011		$(164)		$(28,875)		$6,110

Earnings allocated to Series B Preferred Shares	8		(765)		(765)		(3,062)		(1,114)

Net Income (Loss) available to Common Shareholders			$6,246		$(929)		$(31,937)		$4,996

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	11		47,841,484		47,766,484		47,785,388		47,710,313
Diluted	11		47,841,484		47,766,484		47,785,388		47,823,736

Net income (loss) per Class A common share
Basic (including RSUs without service conditions)	11		$0.13		$(0.02)		$(0.67)		$0.10
Diluted	11		$0.13		$(0.02)		$(0.67)		$0.10

Weighted average number of Class B common shares outstanding
Basic and diluted	11		7,405,956		7,405,956		7,405,956		7,405,956

Net income (loss) per Class B common share
Basic and diluted	11	$	nil	$	nil	$	nil	$	nil

Dividends per Share

Class A common shares dividend per share			$0.10	$	nil		$0.20	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
		2015	2014	2015	2014
	Note
Cash Flows from Operating Activities
Net income (loss)		$7,011	$(164)	$(28,875)	$6,110

Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	4	10,935	10,951	44,859	41,059
Vessel impairment	4	—	—	44,700	—
Gain on sale of vessels	4	(93)	—	(93)	—
Amortization of deferred financing costs	5	943	785	3,374	5,732
Amortization of original issue discount	5	346	346	1,178	1,082
Change in fair value of derivative instruments	9	—	—	—	(1,944)
Amortization of intangible liability		(530)	(530)	(2,119)	(2,119)
Settlement of derivative instruments which do not qualify for hedge accounting	9	—	—	—	2,801
Share based compensation	10	—	25	75	177
Gain on redemption of Series A Preferred Shares	8	—	—	—	(8,576)
(Increase) decrease in accounts receivable and other assets		(506)	5,123	(607)	9,458
Decrease (increase) in inventory		36	(225)	(160)	(553)
Increase (decrease) in accounts payable and other liabilities		9,682	10,032	(315)	7,225
Increase in unearned revenue		204	462	334	462
Unrealized foreign exchange (gain)		(6)	(11)	(14)	(11)

Net Cash Provided by Operating Activities		28,022	26,794	62,337	60,903

Cash Flows from Investing Activities
Cash paid for vessel acquisition	4	(168)	(55,162)	(108,187)	(55,162)
Net proceeds from sale of vessels		9,513	—	9,513	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	9	—	—	—	(22,146)
Cash paid for other assets		—	—	(3)	(7)
Cash paid for drydockings		—	(1,924)	(2,548)	(2,765)

Net Cash Provided by (Used in) Investing Activities		9,345	(57,086)	(101,225)	(80,080)

Cash Flows from Financing Activities
Repayment of previous credit facility	5	—	—	—	(366,366)
Proceeds from issuance of secured notes	5	—	—	—	413,700
Repurchase of secured notes	5	—	—	(350)	—
Proceeds from drawdown of credit facilities	5	—	—	75,000	—
Repayment of credit facilities	5	(1,925)	—	(1,925)	—
Deferred financing costs incurred	5	(162)	—	(971)	(15,779)
Net proceeds from issuance of Series B Preferred Shares	8	—	—	—	33,892
Variation in restricted cash	8	—	—	—	3
Redemption of Series A Preferred Shares	8	—	—	—	(36,400)
Class A Common Shares – dividends paid	8	(4,754)	—	(9,508)	—
Series B Preferred Shares – dividends paid	8	(765)	(765)	(3,062)	(1,114)

Net Cash (Used in) Provided by Financing Activities		(7,606)	(765)	59,184	27,936

Net Increase (Decrease) in Cash and Cash Equivalents		29,761	(31,057)	20,296	8,759
Cash and Cash Equivalents at Start of Period		23,830	64,352	33,295	24,536

Cash and Cash Equivalents at End of Period		$53,591	$33,295	$53,591	$33,295

Supplemental information
Total interest paid		$634	$—	$43,103	$26,298
Income tax paid		$15	$18	$69	$80

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity
Balance at January 1, 2014	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 10)	—	—	—	—	177	—	177
Class A Common Shares issued (note 8)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 8)	—	14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 8)	—	—	—	—	(1,503)	—	(1,503)
Net income for the period	—	—	—	—	—	6,110	6,110
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(1,114)	(1,114)

Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

Restricted Stock Units (note 10)	—	—	—	—	75	—	75
Net loss for the period	—	—	—	—	—	(28,875)	(28,875)
Dividends on Class A Common Shares (note 8)	—	—	—	—	—	(9,508)	(9,508)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2015	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of December 31, 2015, the group owned 18 vessels; 15 were time chartered to CMA CGM and three to Orient Overseas Container Lines with remaining charter periods ranging from 2.00 to 10.00 years.

The following table provides information about the 18 vessels owned as at December 31, 2015:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	4.00	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	4.00	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	2.00	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	2.00	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	2.00	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	2.00	$18.465
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	4.00	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	4.00	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	5.00	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	5.00	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	10.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	7.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	7.00	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	7.00	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	5.75	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	2.00	$34.500
OOCL Qingdao (3)	8,063	2004	March 2015	OOCL	2.25	$34.500
OOCL Ningbo (4)	8,063	2004	September 2015	OOCL	2.75	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The Company acquired the OOCL Qingdao from Orient Overseas Container Lines Limited (“OOCL”) on March 11, 2015. The vessel was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34.5 per day.
(4)	The Company acquired OOCL Ningbo from Orient Overseas Container Lines Limited (“OOCL”) on September 17, 2015. The vessel was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34.5 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2014 filed with the Securities and Exchange Commission on April 21, 2015 in the Company’s Annual Report on Form 20-F.

Impairment Testing

The redelivery and potential sale of two of the Company’s vessels in late 2015 (see note 4) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on the fair value less estimated costs to sell, was performed for these two vessels as at September 30, 2015. Using these assumptions, an impairment loss of $44,700 was immediately recognised.

Due to continuing poor industry conditions, impairment tests on a vessel by vessel basis were performed as at December 31, 2014 and again as at December 31, 2015. No impairment was recognised after each of these tests as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update was originally effective for annual periods beginning after December 15, 2016 and early application was not permitted. In August 2015, the FASB issued a further update to defer the effective date by one year to annual periods beginning after December 15, 2017. The Company is currently reviewing the impact of adopting this update on its revenue recognition.

In June 2015, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to the Company’s financial statements.

In February 2016, FASB issued an accounting standards update in respect of leases (Topic 842). The update makes significant changes to the accounting requirements for lessees, who will be required to recognize right-of-use assets with a corresponding lease liability for all but short-term leases. The standard is to be adopted using a modified retrospective transition. The accounting requirements for lessors remain largely unchanged. The update is effective for annual periods beginning after December 15, 2018 although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2015	December 31, 2014
Cost	$1,095,245	$1,070,627
Accumulated Depreciation	(248,306)	(234,146)
Drydock in progress	—	56

Net book value	$846,939	$836,537

On March 11, 2015, the Company acquired an 8,063 TEU containership (OOCL Qingdao) from OOCL for a purchase price of $53,600. On September 17, 2015, the Company acquired an 8,063 TEU containership (OOCL Ningbo) from OOCL for a purchase price of $53,600.

Both Ville d’Aquarius and Ville d’Orion were redelivered at the end of their charters during the fourth quarter of 2015 and the sales of the vessels were agreed and completed in November 2015 and December 2015, respectively. The vessels were impaired as at September 30, 2015, by $22,203 and $22,497 respectively, to their fair value less estimated costs to sell. Following completion of the sales, a gain on sale was recognised in the amount of $93, measured against the revised carrying value, and this is presented in Other Operating Income in the Consolidated Statement of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt

	December 31, 2015	December 31, 2014
2019 Notes	$420,000	$420,000
Less repurchase of Notes under Excess Cash Flow	(350)	—
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	2,259	1,082

2019 Notes (note 5(b))	415,609	414,782
Revolving Credit Facility (note 5(c))	40,000	—
Secured Term Loan (note 5(d))	33,075	—
Less: Deferred financing costs (note 5(f))	(10,611)	(12,903)

Balance	478,073	401,879
Less: Current portion of 2019 Notes (note 5(b))	(26,660)	—
Less: Current portion of Revolving Credit Facility (note 5(c))	(800)	—
Less: Current portion of Secured Term Loan (note 5(d))	(7,700)	—

Non-current portion of Long-Term Debt	442,913	401,879

(a)	Previous Credit Facility

The Company was previously financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 5(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

(b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at December 31, 2015, interest of $10,491 has been accrued and is presented within accrued expenses in the Consolidated Balance Sheets. As at December 31, 2015 the 2019 Notes are secured by first priority ship mortgages on 16 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 was tendered and accepted.

Following the sale of two vessels (see note 4) secured to the 2019 Notes in November and December 2015, the Company is required to offer the net sale proceeds, less a proportion to be used to repay part of the associated revolving credit facility (see note 5(c)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417, at a purchase price of 102% of the aggregate principal amount plus accrued and unpaid interest up to but not including the date of purchase.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, the facility was fully drawn down to assist with the purchase of OOCL Qingdao on March 11, 2015. Following the sale of two secured vessels (see note 4) in November and December 2015, a proportion of the net sale proceeds has to be applied to reduce amounts outstanding under the facility.

(d)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”). This facility matures five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the loan is USD LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly.

The Secured Term Loan is secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under the Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

(e)	Repayment Schedule

Based on scheduled and estimated repayments from January 1, 2016 the long term debt will be reduced in each of the relevant periods as follows:

Year ending December 31,
2016	$35,160
2017	26,285
2018	64,960
2019	362,470
2020	3,850
Less: amortization of original issue discount	(4,041)
Less: amortization of deferred financing costs	(10,611)

$478,073

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(f)	Deferred financing costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed the refinancing by the issue of the 2019 Notes disclosed in note 5(b) and by agreeing the Revolving Credit Facility disclosed in note 5(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the first quarter of 2014.

	December 31, 2015	December 31, 2014
Opening balance	$12,913	$3,273
Reclassification from prepaid expenses	—	4,800
Expenditure in the period	971	10,479
Amortization included within interest expense	(3,273)	(5,639)

Closing balance	$10,611	$12,913

The Company incurred costs during the first half of 2015 in relation to the drawdown of the Revolving Credit Facility (see note 5(c)) amounting to $370 which have been deferred. During the quarter ended September 30, 2015 the Company incurred costs in relation to the drawdown of the Secured Term Loan (see note 5(d)) amounting to $601 which have been deferred.

Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The unamortized balance of deferred financing costs relating to the previous credit facility which was fully repaid and terminated on March 19, 2014 and amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statements of Income in the first quarter of 2014.

The Company has adopted the accounting standards update issued by FASB in April 2015 “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. Effective December 31, 2015, debt issuance costs, other than the up-front arrangement fee for the Revolving Credit Facility, related to our recognized debt liabilities are presented as a direct deduction from the carrying amount of that debt. The arrangement fee for the Revolving Credit Facility is presented in Other Long Term Assets. In the prior year, total debt issuance costs of $3,148 and $10,172 were presented as current and non-current assets respectively; $12,913 has been reclassified against long-term debt and $417 relating to the arrangement fee for the Revolving Credit Facility is shown within Other Long Term Assets.

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2015 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.43% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2015	December 31, 2014
Amounts due to CMA CGM companies presented within current liabilities	$1,878	$2,366

Amounts due from CMA CGM companies presented within current assets	$2,124	$1,183

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions (continued)

The current account balances at December 31, 2015 and December 31, 2014 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

CMA CGM held all of the Series A Preferred Shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 8). Due to the redemption there were no dividends on these preferred shares for the three months and year ended December 31, 2015 (2014: $nil and $653 respectively).

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2015 of between 2.00 and 10.00 years (see note 2(a)). Of the $790,724 maximum contracted future charter hire receivable for the fleet set out in note 7, $701,162 relates to the 15 vessels that were chartered to CMA CGM as at December 31, 2015. Revenues generated from charters to CMA CGM are summarized as follows:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Revenue generated from charters to CMA CGM	$33,618	$33,234	$133,351	$133,426

Ship Management Agreements

At December 31, 2015, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2014: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees expensed for the three months and year ended December 31, 2015 amounted to $400 (2014: $523) and $1,866 (2014: $2,091) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels subject to charters as at December 31, 2015 is as follows:

Year ending December 31,
2016	169,571
2017	167,305
2018	118,896
2019	103,285
2020	82,259
Thereafter	149,408

$790,724

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Share Capital

At December 31, 2015 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 10). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. No awards have been issued to date under the 2015 Plan which permits a maximum issuance of 1,500,000 shares.

The Series A Preferred Shares ranked senior to the common shares and were mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They were classified as a long-term liability. The dividend on the Series A Preferred Shareholders was presented as part of interest expense in the Consolidated Statements of Income. These shares, which had a liquidation value at maturity of $44,976, were redeemed on August 22, 2014 at a discount pursuant to a Share Repurchase Agreement for $36,400, using the proceeds received from the issuance of the Series B Preferred Shares, the balance of the restricted cash and cash on hand.

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on December 10, 2015 for the fourth quarter 2015.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 5(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the previous credit facility (see note 5(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the Consolidated Statements of Income as a realised loss on derivative instruments.

During the period when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the three months and year ended December 31, 2015 was $ nil (2014: $ nil) and $ nil (2014: $1,944) respectively.

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period were reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the Consolidated Statements of Cash Flows.

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the previous year, the fair value at the reporting date was $ nil (December 31, 2014: $ nil). Within the Consolidated Balance Sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

10.	Share-Based Compensation

Under the 2008 Plan, the Company issued the following share based awards since January 1, 2014:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
	Management	Directors
Unvested as at January 1, 2014	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at December 31, 2014	300,000	—	$3.25	n/a
Vested in January 2015	—	—	—	—

Unvested as at December 31, 2015	300,000	—	$3.25	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three months and year ended December 31, 2015, the Company recognized a total of $ nil (2014: $25) and $75 (2014: $177) share based compensation cost respectively. As at December 31, 2015, there was no unrecognized compensation cost relating to the above share based awards (December 31, 2014: $75).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Share-Based Compensation (continued)

Restricted stock units granted to Directors on March 7, 2013 vested in January 2014.

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. No awards have been issued to date under this plan which permits a maximum issuance of 1,500,000 shares.

11.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2015, there were 300,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2015 only Class A and B common shares are participating securities.

For the three months ended December 31, 2015 and December 31, 2014 and the year ended December 31, 2015 the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes any outstanding share-based incentive awards as these would have had an antidilutive effect. For the year ended December 31, 2014, the diluted weighted average number of shares includes the incremental effect of outstanding share-based incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

11.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Class A common shares
Basic weighted average number of common shares outstanding (B)	47,541,484	47,541,484	47,541,484	47,541,409
Weighted average number of RSU’s without service conditions (note 10) (B)	300,000	225,000	243,904	168,904
Dilutive effect of share-based incentive awards	—	—	—	113,423

Common shares and common share equivalents (F)	47,841,484	47,766,484	47,785,388	47,823,736

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to common shareholders	$6,246	$(929)	$(31,937)	$4,996

Available to:
- Class A shareholders for period	$6,246	$(929)	$(31,937)	$4,996
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net income (loss) available for Class A (A)	$6,246	$(929)	$(31,937)	$4,996
Net income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$0.13	$(0.02)	$(0.67)	$0.10
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net income (loss) available to common shareholders	$6,246	$(929)	$(31,937)	$4,996

Available to:
- Class A shareholders for period	$6,246	$(929)	$(31,937)	$4,996
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net income (loss) available for Class A (E)	$6,246	$(929)	$(31,937)	$4,996
Net income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$0.13	$(0.02)	$(0.67)	$0.10
Class B (G/H)	—	—	—	—

12.	Subsequent Events

On February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417, at a purchase price of 102% of the aggregate principal amount plus accrued and unpaid interest up to but not including the date of purchase (see note 5(b)). The Offer will expire on March 14, 2016.